Mail Stop 3561

March 8, 2007

<u>Via U.S. Mail</u>

Jerry W. Neel, Jr.
President
J-Kan, Inc.
1823 Phoenix Avenue
Ft. Smith, Arkansas 72903

Re: J-Kan, Inc.
Registration Statement on Form SB-2
Filed February 9, 2007
File No. 333-140567

Dear Mr. Neel,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1. Please delete "No Minimum – 1,686,000 Maximum."

2. Please delete that "there are no arrangements to place the funds raised in an escrow, trust or similar account."

3. We note your disclosure that selling security holders must sell their shares at the fixed price of $1.00 per share or until you are quoted on the OTCBB or listed on a

securities exchange and then they may sell at market prices. Please also disclose, as discussed under "Selling Security Holders," at page 10, that once you are quoted on the OTCBB or listed on a securities exchange you may sell at market prices <u>or</u> privately negotiated prices or advise. If necessary, please revise for consistency.

Prospectus Summary, page 1

4. You indicate at page 24 under "Liquidity and Capital" that you operate with a working capital deficit. Please disclose the amount of your working capital and the amount of any accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

The Corporation, page 1

5. Please clarify here that you operate two businesses, the restaurant and the catering business, and the names under which they operate.

6. Please revise to state as a belief that you have a solid reputation and state as a belief that you have significant clientele.

7. Please provide us with the source for your statements that Jerry Neel's Barbeque is the only barbeque restaurant to offer eat-in, order to go, and drive-up window service or revise to state as a belief. Also, please clarify what you mean by "only barbeque restaurant" to offer eat-in, order to go, and drive-up window service. Do you mean in Ft. Smith? Please also provide us with the source for your statement that your restaurant is the largest barbeque restaurant in Ft. Smith or revise to state as a belief.

Risk Factors, page 3

8. Please add a risk factor addressing the risk that you may not be able to absorb the costs of being a public company.

Our Expansion Into New Markets, page 4

9. Clarify in this risk factor and its subheading and under the risk factor, "Newly Developed Restaurants," at page 6 how many restaurants you currently own.

Determination of Offering Price, page 8

10. We note your disclosure regarding the price of the shares you are offering. Please revise because it does not appear that you are offering any shares, but rather the selling shareholders are offering the shares for sale. Similarly revise under the risk

factor, "There has been no Independent Valuation of the Stock," at page 8 or advise.

Selling Security Holders, page 10

11. Refer to the first sentence in this section. Please tell us what you mean by this prospectus "will also be used" for the offering of shares by the selling security holders or revise.

12. Please provide a description of the transaction in which each selling securityholder purchased the shares to be registered for resale, including the price paid for the shares.

13. Please advise whether Paul W. Neel and Eric K. Neel are affiliated persons. If so, please make the proper disclosure.

14. We note your disclosure that selling securityholders and Affiliates may sell their shares at $1.00 per share during the duration of this offering, but Non-affiliates may sell their shares at $1.00 until your securities become quoted on a securities exchange and thereafter at market prices or negotiated private transactions. Please tell us who you are referring to in regards to "Affiliates." Is this a group other than the selling shareholders? Also, from your disclosure on the cover page it appears that all selling security holders must sell at $1.00 or until you are quoted on the OTCBB or listed on a securities exchange and then at market prices. Please revise for consistency or advise.

Table 1.0 Selling Security Holders, page 10

15. Please revise the column labeled "Percent owned after the offering," to reflect the percentage owned after the offering if the individual selling shareholder sells all of the shares he is offering for resale.

Description of Business, page 13

16. You state that according to "Technomic, Inc., sales growth in 2005 of quick-casual chains in the Technomic Top 500 restaurant chains was 11.8% as compared to 7.0% for the over all Top 500 restaurant chains…." Briefly explain Technomic's business and please provide us with a copy of the data you reference. Additionally, tell us whether the data is available publicly for free or for a nominal amount, quantifying the amount of any charge for the data.

17. Please clarify the statement, "we may have to rely on a crossover of current customers while we develop other customers."

Our Competition, page 14

18. Please clarify if you have any current plans to begin serving alcohol or opening on Sundays. If so, please provide a timeline for when you may begin either of these.

Certain Relationships and Related Transactions, page 19

19. Please revise this section to fully discuss the information required by Item 404 of Regulation S-B. In this aspect, we bring your attention to the shares issued to your officers and directors and their affiliates. We also refer you to transactions discussed under Note 3 of the financial statements.

Management's Discussion and Analysis, page 19

General

20. Please consider expanding your MD&A to include a critical accounting policies section which addresses the following areas:

- *Types of assumptions underlying the most significant and subjective estimates;*
- *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
- *Circumstances that have resulted in revised assumptions in the past.*

   Refer to Releases 33-8350 (i.e. FR-72) for guidance. In addition, consider including a discussion of income taxes, impairment of long-lived assets, and goodwill as critical accounting policies.

Our Business, page 19

21. We note your disclosure on page 20 that you will purchase certain equipment and upgrade your facilities and equipment. Please revise your disclosure to indicate the estimated amount of capital expenditures in fiscal year 2007.

22. We note your disclosure that it is your intention to establish a larger restaurant and also expand through franchising. The discussion of future plans should be balanced with a realistic discussion of time frames and financing. If you have no current plans to begin implementing or no available financing, so state. Please also revise throughout to state that it is your plan to raise funds from a private offering, but clarify that there is no guarantee that you may be able to do so.

Results of Operations for the period ended October 31, 2006, page 21

23. We note your table showing a comparison of the statement of income for the three
month period ended October 31, 2006 and 2005. Please expand your discussion of
the changes in expenses between periods to discuss the reasons why certain
significant cost components within this broad category, such as legal and
accounting, salaries, and rent, have increased or decreased between periods. Also,
please include a discussion of the changes in the cost of sales amounts.

Results of Operations for Year ended July 31, 2006 and 2005, page 23

24. We note that during the years ended July 31, 2006 and 2005 you had revenues of
approximately $1,145,813 and $1,107,156, respectively. In addition to
quantification, please revise to discuss each of the identified underlying causes of
this increase in revenues between the periods. For example, for material increases
or decreases due to changes in the mix of menu items sold, sales prices, etc.,
discuss the reasons for the significant changes between the periods. In addition,
please consider explaining why you believe that decrease/increase occurred and
your expectations for future sales.

25. Please expand your discussion of the results of operations to quantify and discuss
the significant cost components within the broad "expense" category, such as cost
of goods sold, advertising, salaries, rent, utilities, insurance, depreciation and
amortization, and any other significant components that would enable readers to
understand your business better. For example, you state that expenses increased
approximately $48,300 for the year ended July 31, 2006 as compared to the year
ended July 31, 2005, but you do not provide detail of this amount or quantify the
components included in this amount. Please consider the use of tables, such as
those provided for the comparison of your statement of income for the three months
period ended October 31, 2006 and 2005, when quantifying changes, with narrative
discussions following the tables to explain the underlying business reasons for the
changes.

Liquidity and Capital Resources, page 24

26. Please discuss your ability to absorb the costs associated with being a public
company.

27. Please delete the statement that the Company's Board decided to undertake the
filing of this registration statement in order to create liquidity for future purchasers
of its shares to be offered in a Regulation D offering. Delete similar comments
below. Refer to our related comment below.

Plan of Operation, page 25

28. We note your disclosure that in the event the company needs additional funds that your President, Jerry Neel, Jr. will provide any necessary capital. Please clarify that there is no guarantee that he will provide the capital, revise to disclose any agreement or advise. Similarly, revise the next paragraph regarding the officers and directors extending their credit.

29. Here and elsewhere you discuss a future Regulation D offering and the use of potential proceeds from that offering. Please be advised that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions. See Black Box Inc. (June 26, 1990). Further, generally, the filing of a company's registration statement constitutes a general solicitation of the company's securities. As such, we do not think it is appropriate to discuss a specific anticipated offering in this registration statement. Please revise to delete the discussion regarding this private placement throughout and consider the timing of any future private placements.

Internal Control Over Financial Reporting, page 26

30. We note your disclosure that your registered public accounting firm that audited the financial statements included in the annual report contains the disclosure required in that it has issued an attestation report on management's assessment of internal control over reporting. Please note that management is not required to include a report on the assessment of internal controls and the independent auditor is not required to issue an attestation report on internal controls over financial reporting or management's assessment, in your current filing. Further, in light of the fact that your independent auditor does not appear to have issued an attestation report on management's assessment of internal controls, since it has not been included in your filing, please remove this disclosure.

Interim Financial Statements for the Three Months Ended October 31, 2006

Consolidated Statements of Operations, page F-4
Consolidated Statement of Cash Flows, page F-6

31. We note that your consolidated statement of operations and consolidated statement of cash flows are presented for the three months ended October 31, 2006. Please revise to also present the statement of operations and statement of cash flows for the comparable period of the preceding year (i.e., the three months ended October 31, 2005). See Item 310(b) of Regulation SB.

Note 8. Stock Transactions and Subsequent Events

32. We note from your disclosure in Note 8 that on October 11, 2006 you issued 2,800 (before 20:1 stock split) shares of stock in exchange for services. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Please note that the fair value of the shares issued or the value of the services performed, whichever is more easily determinable, should be recorded as expense and an increase to equity. Also, please revise your disclosure in Note 8 to indicate that the amount of shares issued was 56,000 after the 20:1 stock split.

33. We note your disclosure that during November 2006 you authorized the issuance of stock subscriptions for a total of 31,500 shares to be issued. We also note from your disclosures elsewhere in the filing that these shares of stock were sold at $.01 per share, or par value. Please tell us the fair value of the shares as of the date these shares were issued. As part of your response, please include your analysis and assumptions as to how fair value was determined. Also, please revise your disclosure in Note 8 to discuss the significant terms of the transaction in which the stock was issued.

Other

34. Please revise your notes to the interim financial statements to reflect the comments issued on the audited financial statements, as applicable.

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Balance Sheet, page F-12

35. Please explain to us the nature of the goodwill amount included on the face of the balance sheet and provide us detail as to the nature and terms of the transaction in which the goodwill was recognized and how the amount was calculated or determined. Also, please tell us, and revise the notes to the financial statements and MD&A in future filings, to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Additionally, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

Consolidated Statements of Operations, page F-13

36. We note that you present cost of goods sold and gross profit on the face of the income statement. We also note that gross profit excludes depreciation expense which is separately presented under the operating expenses caption. We believe that to avoid placing undue emphasis on "cash flow" depreciation should not be positioned on the statement of operations in a manner which results in reporting a figure for income before depreciation (i.e., gross profit, which excludes depreciation expense). Also, reporting by other public registrants in your industry does not provide a "Gross Profit" subtotal in their statement of operations. Generally, restaurants report their revenues and expenses before reporting a profit (loss) measure, such as Operating Income. Therefore, we believe you should delete the "Gross Profit" subtotal and solely report the nature and amount of your expense categories (with a subtotal of all expenses) before reporting any profit (loss) measure. Please revise accordingly.

37. We note that you present the gain on sale of assets as non-operating income. Please revise your statements of operations to present the gain or loss on the sale of assets within "income from operations". See paragraph 45 of SFAS 144 as well as footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13).

Notes to the Audited Financial Statements

General

38. Please include disclosure of the impact that recently issued accounting standards (i.e., SFAS 151, SFAS 154, FIN 47, etc.) will have on your financial position and results of operations to the extent the impact is material. See SAB Topic 11:M.

39. We note from disclosures elsewhere in the filing that Jerry Neel, Jr. currently owns approximately 60% of the common shares outstanding and currently has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the audited financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

40. Please revise your notes to the financial statements in future filings to include disclosure of the fair value of financial instruments for which it is practicable to estimate that value. Also, please disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. See paragraphs 10 and 14 of SFAS No. 107.

Note 1. Summary of Significant Accounting Policies, page F-16

Basis of Accounting, page F-16

41. It appears from your disclosure on page 19 of MD&A that revenue is presented net of certain discounts. Please explain to us, and disclose in your notes to the financial statements, the nature of any adjustments that reduce revenue. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments. Additionally, please revise your consolidated statements of operations to present revenue as "net revenues."

Note 3. Related Party Transactions, page F-17

42. We note from your disclosure in MD&A on page 19 that restaurant rent expense includes base rent, contingent rent, and common-area maintenance on your lease. Please tell us if your current operating lease includes any contingent rent. If so, please revise Note 3 to disclose the basis on which contingent rental payments are determined and the amount of rental expense attributable to contingent rent. See paragraph 16 of SFAS No. 13.

43. We note your disclosure that total rent for the year ended July 31, 2006, paid to related party was $34,000. In light of your disclosure that the lease requires monthly payments of $4,000 for a period of seven years beginning November 1, 2003, we would expect rental expense for the year ended July 31, 2006 to be approximately $48,000 (12 months X $4,000 per month). Please explain to us how the amount of rental expense for the year ended July 31, 2006 was calculated or determined.

44. We note your disclosure that as of July 31, 2006 you had a note payable of $19,500 due to a stockholder. Please tell us, and disclose in the notes to the financial statements, the date at which the note matures. Also, in light of your disclosure that the note is due in annual installments, please revise to present any amounts due in fiscal year 2007 as current liabilities on the face of the balance sheet. Amounts recorded on the balance sheet as of July 31, 2005 should be similarly revised to include the portion of the liability due in fiscal year 2006 as a current liability.

Note 5. Long Term Debt, page F-18

45. Please revise to disclose the maturity date for all debt obligations. Also, disclose any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) on the debt. See paragraphs 18-19 of SFAS No. 5.

Audited Financial Statements for the Year Ended July 31, 2005

Note 5. Long Term Debt, page F-27

46. We note that Note 5 appears to indicate that the long-term portion of long-term debt should be $22,723 which does not agree with the amount on the balance sheet of $3,223. Further, we note that the sum of the amounts included in the table of long-term debt maturities is $84,477 which does not agree with the amounts on the balance sheet or the amounts disclosed in the table above in Note 5. Please revise your disclosures to ensure amounts in Note 5 are consistent with the balance sheet.

Consent of the Independent Registered Public Accounting Firm

47. We note that the consent refers to the report dated December 28, 2006 for the period ended October 31, 2006. However, the date on the report for the period ended October 31, 2006, that is included in the filing, is January 16, 2007. Please revise the date in the consent for the review report to make it consistent with the review report.

Part II
Recent Sales of Unregistered Securities, page II-1

48. Please disclose all sales of unregistered securities and disclose all information required by Item 701 of Regulation S-B. We direct your attention to the 2,800 shares of common stock issued to directors in exchange for services, as stated in Note 8 of the financial statements. Further, please account how each of the directors received the shares in addition to the 14,000 shares each acquired in November 2006.

Item 27 Exhibits, page II-3

49. Please file as exhibits any instruments defining the rights of security holders and any material contracts, such as the lease to your restaurant. See Item 601 of Regulation S-B.

Legality Opinion

50. Please remove the statement, "[w]e have assumed in rendering these opinions that no person or party has taken any action inconsistent with the terms of the above-described documents or prohibited by law." It is inappropriate to include assumptions that are too broad that may "assume away" the issue.

51. Please revise the opinion to state that each outstanding share of common stock registered in the offering "is" legally issued, fully paid, and non-assessable.

Other

52. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

53. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Susan Block at (202) 551- 3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935